Exhibit 21.01

Subsidiaries of Amyris Biotechnologies, Inc.

Name of Subsidiary	Jurisdiction

Amyris Fuels, LLC	Delaware

Amyris Brasil S.A.	Brazil

SMA Indústria Química S.A.	Brazil